UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number 1-32186

YM BioSciences Inc.
(Translation of registrant's name into English)

Suite 400, Building 11
5045 Orbitor Drive
Mississauga, Ontario
Canada L4W 4Y4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☐   Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7) ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

INCORPORATION BY REFERENCE

This Form 6-K shall be incorporated by reference into the Prospectuses and Registration Statement of YM BioSciences Inc. on Form F-3 (File No. 333-120153) and and as an Exhibit to the Registration Statement of YM BioSciences Inc. on Form F-10 (File No. 333-131250).

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YM BIOSCIENCES INC.

By:	/s/ Len Vernon
Name: Len Vernon
Title: Director, Finance and Administration
Date: February 12, 2007

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EXHIBIT INDEX

Exhibit	Description

99.1	Material Change Report, dated February 9, 2007
99.2	Material Change Report, dated February 12, 2007

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